Correll Co. Investment Services Corp.

**Financial Statement
and
Supplemental Schedules
Pursuant to SEC Rule 17a-5(d)**

December 31, 2019

AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, **James C. Correll**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Correll Co. Investment Services Corp.** as of **December 31, 2019** are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NONE

OFFICIAL SEAL
DEBRA J. LUCENTE
Notary Public - State of Illinois
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Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the pervious audit.

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48507

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**01/01/19**___ AND ENDING ___**12/31/19**___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CORRELL CO. INVESTMENT SERVICES CORP.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9655 S. 78th Ave.
(No. and Street)

Hickory Hills   **Illinois**   **60457**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

M Nicole Correll   **(708) 599-2900**
                                                 (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska LLP
(Name – if individual, state last, first, middle name))

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Correll Co. Investment Services Corp.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Correll Co. Investment Services Corp. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and supplemental schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Correll Co. Investment Services Corp. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Correll Co. Investment Services Corp.'s management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Correll Co. Investment Services Corp. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as Correll Co. Investment Services Corp.'s auditor since 2009.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of Correll Co. Investment Services Corp.'s financial statements. The supplemental information is the responsibility of Correll Co. Investment Services Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 24, 2020

CORRELL CO. INVESTMENT SERVICES CORP.

Statement of Financial Condition

December 31, 2019

Assets

Cash	$	546,816
Receivable from broker-dealer		102,172
Securities owned, at fair value		1,055,009
Commissions receivable		53,598
Other assets		12,846
	$	1,770,441

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$	56,596
Deferred income taxes payable		170,653
		227,249

Stockholders' equity

Common stock, no par value, 1,000 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		9,937
Retained earnings		1,528,255
		1,543,192
	$	1,770,441

See accompanying notes.

1. Organization and Business

Correll Co. Investment Services Corp. (the "Company"), was incorporated in the State of Illinois on November 26, 1985. The Company is a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides brokerage services electronically to retail customers and clears all customer transactions through other brokers on a fully disclosed basis.

2. Summary of Significant Accounting Policies

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and are stated in U.S. dollars. The following is a summary of the significant accounting policies used in preparing the financial statements:

Revenue Recognition and Financial Instruments Valuation
Commission revenue and related expenses on equity securities are recorded as earned on an accrual basis. Securities transactions and related revenue and expenses are recorded on a trade date basis and, accordingly gains and losses are recorded on unsettled transactions. All financial instruments are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification ("ASC 820") - Fair Value Measurement and Disclosures (see Note 3).

The Company recognizes revenue in accordance with Financial Accounting Standards Board Accounting Standards Codifications ("FASB ASC") Topic 606, *Revenue from Contracts with Customers*. That guidance was amended to require public business entities to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendment is effective for the Company for fiscal years beginning after December 15, 2017. Management reviewed the impact of the amendment to Topic 606 and it had no material impact on its financial statements.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determines that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Income Taxes
The Company provides for taxes in accordance with ASC 740, "Accounting for Income Taxes", which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are recognized based on the difference between the financial statement and tax basis of liabilities and assets using enacted tax rates.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2016. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2019.

Deferred income taxes are recorded to reflect the future tax consequences of differences between the carrying value of asset and liabilities for income tax and financial reporting pruposes, and for the benefit of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by a valuation allowance to the extent such benefits are not expected to be fully realized.

On December 22, 2017, the President signed into law tax reform legislation effective for the years ending after December 31, 2017 ("the Act"). The Act replaces the prior corporate tax rate structure with a flat 21% rate, effective in 2018. There were many other future impacts of the tax reform such as the repeal of the corporate alternative minimum tax rate, tax loss carryback and carryforward limitations, etc. However, the only impact reflected in these financial statements is the revaluation of the deferred tax asset and related allowance based on the reduced federal corporate tax rate.

3. **Fair Value Measurement and Disclosure**

In accordance with U. S. generally accepted accounting principles ("U.S. GAAP"), fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1

that are observable for substantially the full term of the asset or liability, either directly or indirectly.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

The availability of valuation techniques and observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, the type of investment, whether the investment is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for investments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows.

Exchange-Traded Equity Securities. Exchange-traded equity securities are generally valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

Mutual Funds. Mutual funds can be a collection of securities, bonds, money market instruments, and other assets. Mutual funds are valued based on quoted prices from the exchange. To the extent these securities are actively traded, valuation adjustments are not applied, and they are categorized in level 1 of the fair value hierarchy; otherwise, they are categorized in level 2 or level 3 of the fair value hierarchy.

As of December 31, 2019, the Company held equity securities with a fair value of $535,500 and mutual funds with a fair value of $519,500, totaling $1,055,009, which were level 1 investments. At December 31, 2019 the Company held no Level 2 or Level 3 investments.

4. Receivable from Broker Dealer

Receivable from broker at December 31, 2019 consists of cash deposits of $85,280 and clearing deposit of $16,892.

5. Related-Party Transactions

For the year ended December 31, 2019, the Company paid an affiliated entity approximately $364,454 for administrative services, rent and certain shared expenses. These fees are included within the Occupancy, Employee Compensation, Communication & Market Data, and Other Operating Expenses categories on the Statement of Operations.

6. Off-Balance-Sheet Risk

Customer transactions are introduced to and cleared through the Company's broker on a fully disclosed basis. Under the terms of its clearing agreements, the Company is required to guarantee the performance of its customers in meeting contracted obligations. In conjunction with the broker, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines and, pursuant to such guidelines, customers may be required to deposit additional collateral, or reduce positions, where necessary.

The Company does not anticipate nonperformance by its customers or the broker. In addition, the Company has a policy of reviewing, as considered necessary, the creditworthiness of the brokers with which it conducts business.

7. Guarantees

Accounting Standards Codification 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460, defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

8. Credit Concentration and Contingency

At December 31, 2019, a significant credit concentration consisted of cash deposited in a bank account that exceeded federally insured limits by approximately $296,816, which represents approximately 19% of the Company's equity. Management believes that the Company is not exposed to any significant credit risk on cash.

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing brokers' obligation to comply with the rules and regulations of the SEC. Management believes that the Company is not exposed to any significant risk on receivables from clearing brokers.

In the normal course of business, the Company is subject to various regulatory inquiries that may result in claims of potential violations of exchange rules and that may possibly involve sanctions and/or fines. These matters are rigorously defended as they arise. Management believes there will be no material impact on the financial statements.

9. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $1,285,983, which was $1,280,983 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.044 to 1.

10. Subsequent Events

The Company's management has evaluated events and transactions through February 24, 2020 the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

CORRELL CO. INVESTMENT SERVICES CORP.

Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1

December 31, 2019

Computation of net capital

Total stockholders' equity		$	1,543,192
Deductions and /or charges:			
Nonallowable assets:			
Commissions Receivable	13,318		
Other assets	12,846		
Other deductions and/or charges	15,000		(41,164)
Net capital before haircuts on securities positions		$	1,502,028
Haircuts on securities:			
Trading and investment securities:			
Other securities	158,251		
Undue concentration	57,794		(216,045)
Net capital		$	1,285,983

Computation of basic capital requirement

Minimum net capital required (greater of $5,000 or 6 ⅔% of aggregate indebtedness)		5,000
Net capital in excess of net capital requirement	$	1,280,983

Computation of aggregate indebtedness

Aggregate indebtedness	$	56,596
Ratio of aggregate indebtedness to net capital	%	4.40

There are no material differences between the above computation and the Company's corresponding unaudited amended Form FOCUS Part IIA filing as of December 31, 2019.

See accompanying notes.

CORRELL CO. INVESTMENT SERVICES CORP.   **Schedule 2**

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year
ended December 31, 2019 and does not have any customer accounts.

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).

CORRELL CO. INVESTMENT SERVICES CORP.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2019

The Company did not handle any customer cash or securities during the year
ended December 31, 2019 and does not have any customer accounts.

The Company is exempt from Rule 15c3-3 under the provisions of Rule 15c3-3(k)(2)(ii).